SEWARD & KISSEL LLP

One Battery Park Plaza

New York, New York 10004

Telephone: (212) 574-1200

Facsimile: (212) 480-8421

July 11, 2018

Ms. Lauren Hamilton

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	Centre Funds: Registration Statement on Form N-14
File No. 333-225484

Ms. Hamilton:

Pursuant to your request, and in response to our telephone conversations on June 26, 2018 and July 10, 2018, enclosed with this letter are separate pages that will be incorporated into the combined Proxy Statement/Prospectus or Statement of Additional Information relating to the proposed reorganization of Centre Active U.S. Tax Exempt Fund, a series of Centre Funds (the “Trust”), into Centre Global Infrastructure Fund, another series of the Trust, as described in the above-referenced Registration Statement on Form N-14, which was filed with the Securities and Exchange Commission on June 7, 2018. The pages reflect the proposed changes we discussed in response to the Staff’s comments.

Please feel free to call me with any questions at (212) 574-1598.

Sincerely,

/s/ Keri E. Riemer

cc:	James A. Abate